AP3
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SECUR [barcode] 06009475 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-65479

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Paula Hardgrave 011 44 207 409 3672
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
DIVISION OF MARKET REGULATION

MVISION PRIVATE EQUITY ADVISERS USA LLC
(S.E.C. I.D. No. 8-65479)

BALANCE SHEET
AS OF APRIL 30, 2006
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

MVision Private Equity Advisers USA LLC:

We have audited the balance sheet of MVision Private Equity Advisers USA LLC (the "Company") as of April 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC at April 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 27, 2006

MVISION PRIVATE EQUITY ADVISERS USA LLC

BALANCE SHEET
AS OF APRIL 30, 2006

ASSETS	
Cash and cash equivalents	$503,197
Other receivables	81,528
Deferred tax asset	14,165
Other assets	38,616
Total Assets	$637,506
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Compensation and benefits payable	$218,148
Payables to affiliate	6,729
Taxes Payable	168,595
Accrued Expenses	59,290
Total	452,762
Stockholder's Equity	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Accumulated other comprehensive loss, net of tax of $29,515	(37,565)
Retained earnings	147,309
Total	184,744
Total Liabilities and Stockholder's Equity	$637,506

See Notes to Balance Sheet.

MVISION PRIVATE EQUITY ADVISERS USA LLC

NOTES TO BALANCE SHEET
AS OF APRIL 30, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a Delaware Limited Liability Corporation that is a wholly-owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

During the year, the Company changed its year end from June 30 to April 30 to conform to a similar change in year end made by the Parent.

Basis of Presentation—The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America which include industry practices.

The balance sheet is presented in U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency translation adjustments are included in equity as a component of other comprehensive income.

Use of Estimates—In presenting the balance sheet, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the balance sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Other Receivables—Receivables comprise amounts related to rent deposit, amount on deposit with clearing organizations and receivables with third parties.

Other Assets—Other assets consist primarily of prepaid expenses.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties. Compensation and benefits payable consists of amounts to be paid for bonuses.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the balance sheet, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into related party transactions with an affiliate. These transactions mainly consist of the affiliate providing operational support to the Company, for

which the Company is not charged. At April 30, 2006, the Company had an intercompany payable to an affiliate of $6,729 related to unsettled balances related to the global profit split net revenue and expenses.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with a sixty-day notice period.

4. EMPLOYEE BENEFIT PLANS

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2006, the Company had net capital of $50,435, which was $45,435 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.98 to 1.

6. INCOME TAXES

A deferred tax asset has been reflected totaling $31,851 due to temporary differences related to accrued professional fees which represent future tax deductions and the related tax effects of cumulative other comprehensive loss. A deferred tax liability has been reflected totaling $17,686 related to prepaid expenses. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

June 27, 2006

MVision Private Equity Advisers USA LLC
Connaught House
1-3 Mount Street
London
W1K 3NB
United Kingdom

In planning and performing our audit of the financial statements of MVision Private Equity Advisers USA LLC (the "Company") as of April 30, 2006 and for the period July 1, 2005 through April 30, 2006 (on which we issued our report dated June 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP